DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

April 12, 2010

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jeff Riedler Assistant Director

Re:          YM BioSciences Inc.
Form 20-F for the Year Ended June 30, 2009 Filed September 25, 2009
Form 6-K Filed October 7, 2009
File No. 001-32186

Dear Sirs and Mesdames:

On behalf of our client, YM BioSciences Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated March 31, 2010 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 20-F filed September 25, 2007

Item 4. Information on Company, page 19

1.
Please provide us with draft disclosure for your Form 20-F for the fiscal year ending June 30, 2010 that discloses the potential aggregate amount of milestone payments for each of the following agreements:

•	Amended and Restated Development and License Agreement between CIMYM, Inc., CIMAB S.A. and Kuhnil Pharmaceuticals Co., Ltd. dated as of August 30, 2005;

•	Development and License Agreement Relating to Nimotuzumab between CIMYM, Inc., CIMAB S.A., Innogene Kalbiotech Private Limited and P.T. Kalbe Farma Tbk dated as of October 31, 2005; and

April 12, 2010

•	License Agreement relating to Nimotuzumabl (therCIM h-R3) ramong YM BioSciences Inc., CIMYM, Inc., CIMAB S.A. and Daiichi Pharmaceutical Co. Ltd., dated July 25, 2006.

The Company respectfully notes that the amount, and likelihood of payment, of future milestone payments under the noted agreements is based upon the occurrence of future events that may or may not occur.  Therefore, it is not possible at the present time to quantify the  potential aggregate amount of milestone payments for the noted agreements.

In addition, the Company respectfully notes that information regarding milestone payments in respect of the agreement with Daiichi Pharmaceutical Co., is the subject of a pending confidential treatment request submitted by the Company.

Form 6-K filed on October 7, 2009

2.
We have reviewed your response to prior comment 5.  Please provide us with an analysis that supports your conclusion that the transaction complied with the exemption from the registration requirements of the Securities Act of 1933 provided by Section 3(a)(10) thereof.  See Staff Legal Bulletin 3A available at:  http://www.sec.gov/interps/legal/cfslb3a.htm.

The Company’s acquisition of Cytopia was completed pursuant to a Scheme of Arrangement (the “Scheme”) authorized under the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) and approved by the Supreme Court of Victoria, Australia (the “Court”).  A copy of the Scheme, which is attached to the Order of the Court approving the Scheme (the “Order”), has been provided supplementally to the Staff.

The following summarizes the requirements of Section 3(a)(10) of the Securities Act of 1933 (as contained in Staff Legal Bulletin 3A) and the application of those requirements to the Company’s acquisition of Cytopia Limited (“Cytopia”).

(a)	The securities must be issued in exchange for securities, claims or property interests; they cannot be issued for cash.

Pursuant to Articles 4 and 5 of the Scheme, all eligible shareholders of Cytopia received, in exchange for their Cytopia ordinary shares, common shares of the Company.

(b)	A court of authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

The Scheme was approved by the Court, which is the highest court in the Australian State of Victoria.  A copy of the Court’s Order has been provided supplementally to the Staff.

April 12, 2010

As noted in Section 4(4) of Staff Legal Bulletin 3A, a foreign court may qualify as an authorized governmental entity for purposes of Section 3(a)(10), and as one of the highest courts in Australia, which has a large and sophisticated court system, the Court should qualify as an authorized foreign court for purposes of Section 3(a)(10).  Indeed, the Staff has previously issued no-action letters in respect of Schemes of Arrangement completed pursuant to Australian law and approved by the Supreme Courts of the various States of Australia, including the Court (see, for example, Ashanti Goldfields Company Limited, publicly available October 17, 1996 (Supreme Court of Victoria); ForBio Inc., publicly available September 23, 1998 (Supreme Court of Queensland); and Constellation Brands Inc., publicly available January 29, 2003 (Supreme Court of South Australia).

(c)	The reviewing court or authorized governmental entity must:

•	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

As indicated in paragraph 18 of the Judgment of the Court (the “Judgment”), a copy of which has been provided supplementally to the Staff, the Court, as required by Australian law, approved the fairness of the Scheme for all “members of the class concerned”, which are the shareholders of Cytopia.

•	be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

As indicated in paragraphs 22 and 23 of the Judgment and at the top of page 2 of the Order, the Court was advised before its hearing on the Scheme that the Company intended to rely on Section 3(a)(10) in connection with the issuance of its common shares in exchange for Cytopia ordinary shares pursuant to the Scheme.

(d)	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

As stated in the Judgment, prior to granting its Order, the Court held a hearing to consider the fairness of the Scheme on January 15, 2010.

(e)	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Company has been informed by its Australian counsel, Freehills, that the Court was expressly authorized under the Corporations Act to hold the hearing.

April 12, 2010

(f)	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

As described in Section 8.2 (on page 47) of the “Scheme Booklet” prepared and distributed to Cytopia shareholders in connection with the Scheme, all Cytopia shareholders had the right to appear at the Court’s hearing.  A copy of the key portions of the Scheme Booklet have been provided supplementally to the Staff.

(g)	Adequate notice must be given to all those persons.

The Scheme Booklet, which was dated December 9, 2009, was distributed to Cytopia shareholders more than 30 days prior to the Court’s hearing date.  The Scheme Booklet described and provided notice about the Court’s hearing in multiple places, including, without limitation, in Section 8.2 (on page 47) of the Scheme Booklet.  In addition, details about the Court’s hearing were published in ‘The Australian’ newspaper, a newspaper available in all the States and Territories of the Commonwealth of Australia, on January 8, 2010, seven days prior to the hearing date.

(h)	There cannot be any improper impediments to the appearance by those persons at the hearing.

There were no improper impediments to the appearance of Cytopia shareholders at the hearing.   As described in Section 8.2 (on page 47) of the Scheme Booklet, any Cytopia shareholder wishing to appear at the hearing was required only to file with the Court (i) a notice of appearance in the prescribed form and (ii) an affidavit upon which the shareholder would seek to rely at the hearing.

*           *           *

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 12, 2010

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:           David G.P. Allan
YM BioSciences Inc.